Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Enviva Partners GP, LLC:

We consent to the use of (1) our report dated October 27, 2014, with respect to the consolidated balance sheets of Enviva, LP and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in partners’ capital, and cash flows for the years ended December 31, 2013 and 2012, and (2) our report dated October 27, 2014, with respect to the balance sheets of Enviva Partners, LP as of December 31, 2013 and November 12, 2013 (date of inception), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

McLean, VA

October 27, 2014